Exhibit 11 - Computation of Earnings Per Common Share

TCF FINANCIAL CORPORATION AND SUBSIDIARIES

Computation of Earnings Per Common Share
(Dollars in thousands, except per-share data)
(Unaudited)

	2001	2000

Computation of Basic Earnings Per Common Share for Statement of Operations:

Net income	$48,223	$40,721

Weighted average common shares outstanding	77,173,582	79,979,635

Basic earnings per common share	$.62	$.51

Computation of Diluted Earnings Per Common Share for Statements of Operations:

Net income	$48,223	$40,721

Weighted average number of common shares outstanding adjusted for effect of dilutive securities:
Weighted average common shares outstanding used in basic earnings per common share calculation	77,173,582	79,979,635
Net dilutive effect of:
Stock option plans	146,293	71,568
Restricted stock plans	827,444	439,836
	78,147,319	80,491,039

Diluted earnings per common share	$.62	$.51